Exhibit 1

Notice of Annual and Special Meeting
of Shareholders
&
Management Information
Circular

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF STANTEC	5

MANAGEMENT INFORMATION CIRCULAR	7

Solicitation of Proxies	7

Registered Shareholders – Appointment and Revocation of Proxies	7

Non-Registered (Beneficial) Shareholders – Appointment and Revocation of Proxies	8

Voting of Shares Represented by Management Proxies	9

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING	10

Election of Directors	10

Appointment of Auditor	10

Amendment to the Employee Share Option Plan	10

Approval of US Employee Purchase Plan	14

Other Business	16

INFORMATION REGARDING STANTEC	17

Interest of Certain Persons in Matters to be Acted Upon	17

Currency	17

Voting Shares and Their Principal Holders	17

Normal Course Issuer Bid	17

Disclosure of Corporate Governance Practices	17

Board of Directors’ Meetings	18

Committees of the Board of Directors	18

Audit Committee	18

Corporate Governance and Compensation Committee	18

Election of Directors	19

Compensation of Directors	24

Age and Term Limits	25

Executive Compensation	26

Summary Compensation Table	26

CEO Compensation	27

Option Grants During the Most Recently Completed Financial Year	27

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values	28

Equity Compensation Plan Information	28

Indebtedness of any Directors, Executive Officers and Senior Officers	28

Employment Contracts	28

Anthony P. Franceschini	28

Eric C. Nielsen	29

Donald W. Wilson	30

Mark E. Jackson	30

Valentino DiManno	30

Report on Executive Compensation	31

Composition of Corporate Governance and Compensation Committee	31

Compensation Philosophy	31

Compensation of the Chief Executive Officer	32

Performance Graph	33

Directors’ and Officers’ Liability Insurance	33

2007 Shareholder Proposals	33

Additional Information	34

Directors’ Approval	34

SCHEDULE “A” – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	35

SCHEDULE “B” – AMENDMENT TO EMPLOYEE SHARE OPTION PLAN RESOLUTION	44

SCHEDULE “C” – US EMPLOYEE SHARE PURCHASE PLAN RESOLUTION	45

SCHEDULE “D” – US EMPLOYEE SHARE PURCHASE PLAN	47

Stantec Inc.
10160 - 112 Street
Edmonton AB T5K 2L6
Tel: (780) 917-7000 Fax: (780) 917-7330
stantec.com
March 15, 2007
Dear Fellow Shareholder:
It gives me great pleasure to share with you the Stantec Inc. 2006 Annual Report highlighting a year of record performance for our Company. In 2006, we focused on executing our strategic plan for the next phase of our evolution. Our ability to sustain consistent growth and profitability in a challenging business climate contributed to a 27% increase in share price during the year.
I would also like to take this opportunity on behalf of the Stantec Board of Directors to invite you to attend the annual meeting of shareholders of Stantec Inc., which will be held at 11:00 AM on Thursday, May 3, 2007, at Stantec Centre in Edmonton, 10160 – 112 Street, Edmonton, Alberta. Alternatively, you may choose to attend the meeting through the Internet. The presentation will be broadcast live and archived on stantec.com under the Investor Relations section. During the meeting, we will review the Company’s 2006 operating and financial performance and outline our strategy going forward.
Enclosed in this package you will find the Notice of Meeting, as well as a form of proxy and the Management Information Circular. We would appreciate your prompt return of the proxy in order to ensure that your vote is recorded in due time.
Thank you for your continuing support.
Sincerely,
Tony Franceschini
President & CEO

STANTEC INC.
NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

Stantec Inc. (“Stantec”) will hold its annual and special meeting of shareholders (the “Meeting”) at Stantec Centre, 10160 – 112 Street, Edmonton, Alberta on Thursday, May 3, 2007 at 11:00 AM (MDT) to:
1.	receive Stantec’s financial statements for the financial year ended December 31, 2006, together with the auditor’s report on those statements;

2.	elect the directors of Stantec;

3.	appoint an auditor and to authorize the directors to fix the auditor’s remuneration;

4.	to vote on amendments to the Employee Share Option Plan:
a)	to allow the Board of Directors to make certain amendments to the Plan without shareholder approval; and

b)	to allow that in the event that the term of an option expires within or within three trading days following the end of a “blackout period” imposed by Stantec, the option shall expire on the date that is ten trading days following the end of the blackout period; all as described in the accompanying Management Information Circular.

all as described in the accompanying Management Information Circular.
5.	to vote on the resolution creating a Stantec Share Purchase Plan for US employees; and

6.	to transact any other business properly brought before the Meeting.
The accompanying Management Information Circular contains more information regarding these matters. Stantec’s 2006 audited financial statements are included in the Stantec annual report which is being mailed with the Circular.
The Board of Directors has fixed the close of business on March 15, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and only shareholders of record on such date are entitled to vote on these matters at the Meeting.

By Order of the Board of Directors

Edmonton, Alberta	JEFFREY S. LLOYD
March 15, 2007	Secretary

If you are not able to attend the Meeting in person, please exercise your right to vote by returning the enclosed form of proxy to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, so as to arrive no later than 10:00 AM (MDT) on May 1, 2007 or, if the Meeting is adjourned, 10:00 AM (MDT) on the second business day before any adjournment.

STANTEC INC.
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES

SOLICITATION OF PROXIES
This Management Information Circular and the accompanying form of proxy are for use at Stantec’s annual and special shareholder meeting, and any adjournments or postponements, for the purposes described in the accompanying notice of meeting. The meeting is scheduled for 11:00 AM (MDT), Thursday, May 3, 2007 at:
Stantec Centre
10160 – 112 Street
Edmonton AB T5K 2L6
Stantec’s management is soliciting proxies with this circular. Proxies will be primarily solicited by mail, but Stantec employees may also solicit proxies via telephone or in person. Stantec is bearing the costs associated with this solicitation. Unless otherwise noted, the information in this circular is current to March 15, 2007.
REGISTERED SHAREHOLDERS – APPOINTMENT AND REVOCATION OF PROXIES
You are a registered shareholder if your shares are held in certificate form in your name. If you are a registered shareholder you can vote your shares in person at the meeting, or by one of the methods described below:
1.	to vote by mail or delivery, your paper proxy must by completed, signed and returned in accordance with the instructions on the enclosed form of proxy.

2.	to vote by telephone, call the toll-free number indicated on the enclosed form of proxy. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your Control Number, Holder Account Number and Access Number provided on the enclosed proxy when instructed to do so. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than the persons named on the proxy form. In such a case, your proxy should be voted by mail, delivery or Internet.

3.	to vote using the Internet, visit the Internet website indicated on the enclosed form of proxy. Follow the on-line voting instructions given to you over the Internet to select your voting preferences and refer to your Control Number, Holder Account Number and Access Number provided on the enclosed proxy when instructed to do so.
If you are not a registered shareholder, in order to vote your shares, you must follow the steps described below under the heading “NON-REGISTERED (BENEFICIAL) SHAREHOLDERS – APPOINTMENT AND REVOCATION OF PROXIES.”
If you are a registered shareholder and you complete and return the enclosed proxy in one of the three methods described above, you give authority to the individuals named in the proxy, or an individual of your choosing (in the case of a paper proxy or an Internet proxy), to attend, vote and act on your behalf at the meeting.

The individuals named in the enclosed form of proxy are Stantec directors and/or officers. You have the right to appoint a person of your choice, who need not be a Stantec shareholder, to represent you and to attend and act on your behalf at the meeting. If you wish to appoint someone other than individuals listed in the enclosed proxy, please insert the name of the person you wish to appoint in the paper proxy or the Internet proxy in the space provided for that purpose.
Whichever method you choose, your proxy must be received by:
Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
before 10:00 AM (MDT) on May 1, 2007. If the meeting is adjourned or postponed, the proxy must be signed and received by Computershare before 10:00 AM (MDT) on the second business day before the adjourned meeting.
If, after you or your attorney (duly authorized in writing) have returned a proxy to Computershare Trust Company of Canada, you may revoke it by delivering a duly executed proxy by paper, telephone or Internet with a later date. You may also use a form of revocation of proxy or other instrument signed by you or by your attorney authorized in writing and deliver it to:
1.	Stantec’s registered office before the end of business on the day before the meeting or any subsequent adjournment or postponement, or

2.	the Chairman of the meeting before the start of the meeting or before any adjournment or postponement.
You may also revoke your proxy in any other manner permitted by law.
NON-REGISTERED (BENEFICIAL) SHAREHOLDERS – APPOINTMENT AND REVOCATION OF PROXIES
Only proxies deposited by registered shareholders can be recognized and acted upon at the meeting. If your shares are held in the name of a nominee, such as a bank, trust company, securities broker, trustee (including RRSP, RRIF or RESP trustee) or other financial institution, you are considered a beneficial shareholder. In this event, your nominee, rather than you, appears on Stantec’s registered shareholder list.
Shares held by a nominee must be voted according to the beneficial shareholder’s instructions. Regulatory policy requires nominees to seek voting instructions from beneficial shareholders in advance of shareholder meetings. If you receive a proxy from your nominee, you cannot use that proxy to vote your shares in person at the meeting.
If you are a beneficial shareholder, there are two ways that you can vote your shares:
1.	by providing, well in advance of the meeting, voting instructions to your nominee who will have sent you either a request for voting instructions or a form of proxy for the number of shares you hold. You should carefully follow your nominee’s procedures and return instructions to ensure that your shares are voted at the meeting; or

2.	by attending the meeting. Stantec does not generally have the names of non-registered shareholders; therefore, if you want to attend the meeting in person, you must have your nominee appoint you as its proxyholder in respect of your shares. Only after having been appointed as a proxyholder will you be able to vote your shares at the meeting. If you plan to vote in this manner, contact your nominee to determine what documents you need to complete to be appointed a proxyholder. You will also need to register with Stantec’s transfer agent at the meeting.

There are two kinds of beneficial shareholders: those who object to their names being made known to the issuers of securities they own, called objecting beneficial owners, and those who do not object to the issuer of the securities they own knowing who they are, called non-objecting beneficial owners (“NOBOs”).
Stantec has decided to take advantage of those provisions of National Instrument 54-101 that permit it to deliver proxy-related material directly to its NOBOs. If you are a beneficial shareholder and Computershare Trust Company of Canada, Stantec’s transfer agent, has sent these materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities legislation from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, Stantec has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from our transfer agent, Computershare Trust Company of Canada. These VIFs are to be completed and returned to Computershare Trust Company of Canada in the envelope provided. Computershare Trust Company of Canada will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the meeting with respect to the Common Shares represented by the VIFs they receive. If you are a NOBO and wish to vote your Common Shares in person at the meeting, please insert your own name in the space provided on the VIF to appoint yourself as proxyholder. Do not complete the voting instructions, as your vote will be counted at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, when you arrive at the meeting.
If you are a beneficial shareholder, you should contact your nominee to discuss whether revocation is possible and what procedure to follow.
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES
Unless you specify another individual, the enclosed form of proxy authorizes the two named individuals, who represent Stantec management, to vote your shares at the meeting according to your instructions. In the absence of specific instructions, the management representatives will vote for the election of the directors, the appointment of auditor, and in favor of the resolutions indicated in this circular (the amendment of Stantec’s Employee Share Option Plan and the resolution approving the US Employee Purchase Plan).
The form of proxy also authorizes management representatives to use their discretion for other matters that properly come before the meeting. As of the date of this circular, Stantec management does not know of any matters to come before the meeting other than the matters listed in the notice of meeting.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING
To the knowledge of Stantec’s management, the only matters to be placed before the meeting are the matters set forth in the Notice of Meeting and as further described below.
1.	Election of Directors
Please see page 19 under the heading “ELECTION OF DIRECTORS.”
2.	Appointment of Auditor
It is proposed that Ernst & Young LLP, Chartered Accountants be appointed as Stantec’s auditor for the 2007 fiscal year.
Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2006 and 2005 were as follows:

Category	Note	2006	2005
Audit Fees	1	$1,056,000	$754,000
Audit-Related Fees	2	—	24,000
Tax Fees	3	532,000	898,000

Total		$1,588,000	$1,676,000

1 - Audit Fees – audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements. Included is $500,000 related to the fee for the audit of internal controls.
2 - Audit-Related Fees – assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees.”
3 - Tax Fees – professional services rendered by Ernst & Young LLP for tax compliance, tax advice and tax planning, including tax advice and due diligence relating to potential business acquisitions.
Unless you specify otherwise by proxy or by voting at the meeting, the management representatives designated in the form of proxy intend to vote FOR the reappointment of Ernst & Young LLP, Chartered Accountants as Stantec’s auditor to hold office until the close of the next annual shareholders’ meeting and to authorize Stantec’s directors to set Ernst & Young LLP’s remuneration for the year. Ernst & Young LLP has served as Stantec’s auditor since December 11, 1993.
3.	Amendment to Employee Share Option Plan
At the meeting, shareholders will be asked to vote on a resolution approving an amendment to Stantec’s Employee Share Option Plan (the “ESOP”) to allow the Board of Directors’ to make certain amendments to the Plan without shareholder approval and to allow that in the event that the term of an option expires within or within three trading days following the end of a “blackout period” imposed by Stantec, the option shall expire on the date that is ten trading days following the end of the blackout period.

Background
On June 6, 2006, the Toronto Stock Exchange (the “TSX”) issued a staff notice that provides that effective June 30, 2007, issuers, such as Stantec, who have only general amendment provisions in their security based compensation arrangements will no longer be able to make any amendments to such plans or arrangements, even those of a “housekeeping” nature without shareholder approval.
As a result of the TSX staff notice, many listed issuers, including Stantec, are seeking shareholder approval to revise the amendment procedures in their security based compensation arrangements at their next annual general meeting, or in any event prior to June 30, 2007.
Board of Directors’ Amendment Powers
Stantec’s Board of Directors has approved a new section in the ESOP that details the amendments that Stantec, acting through its Board of Directors, may make without shareholder approval and those amendments that will require shareholder approval. The new amendment sections are sections 1.7(c) and 1.7(d).
Shareholder approval will be required for ESOP amendments that concern:
a)	any amendment to the number of Stantec Common Shares issuable under the ESOP, including an increase in the fixed maximum number of Stantec Common Shares or a change from a fixed maximum number of Stantec Common Shares to a fixed maximum percentage;

b)	a reduction in the exercise price or purchase price of an option (other than for standard anti-dilution purposes such as in the case of a share split, share consolidation or a stock dividend) held by or benefiting an insider;

c)	an increase in the maximum number of Stantec Common Shares that may be issued to insiders within any one year period or that are issuable to insiders at any time;

d)	an extension of the term of an option held by or benefiting an insider;

e)	any change to the definition of “Eligible Person” in the ESOP which would have the potential of broadening or increasing insider participation;

f)	the addition of any form of financial assistance;

g)	any amendment to a financial assistance provision which is more favourable to participants of the ESOP;

h)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the ESOP reserve;

i)	the addition of a deferred or restricted share unit or any other provision which results in participants of the ESOP receiving securities while no cash consideration is received by Stantec; and

j)	any other amendments that may lead to significant or unreasonable dilution in Stantec’s outstanding securities or may provide additional benefits to “Eligible Persons” in the ESOP, especially insiders, at the expense of Stantec and its existing shareholders.
The Board of Directors may, without shareholder approval but subject to the receipt of any requisite regulatory approval, including approval from the TSX, be able to make all other amendments that are not of the type listed above including, without limitation:
a)	amendments of a housekeeping nature;

b)	a change to the vesting provisions of an option or the ESOP;

c)	a change to the termination provisions of an option or the ESOP which does not entail an extension beyond the original expiry date, except in the case of an extension due to a trading blackout; and

d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the ESOP reserve.
Extension of Expiry of Options During a Blackout
Stantec’s trading policy provides that options may not be exercised during a trading blackout. Trading blackouts are imposed before release of annual or quarterly financial information, or at such other times as Stantec determines.
Most securities practitioners agree that exercising an option during a blackout breaches insider trading rules. Problems for optionees arise when issuers are subject to long or frequent blackouts and options expire during such a blackout. As a result, the Board of Directors proposes amendments to the ESOP that would automatically extend the expiry date of options expiring while a blackout period is in effect to 10 business days following the lifting of the blackout. The additional wording that permits the extension of options during a blackout period will be added to section 2.3 which currently provides that options may not be exercised more than 10 years after grant or a shorter period as provided when the options are granted and is as follows:
Notwithstanding the foregoing, in the event that the term of an Option expires within or within three day trading days following the end of a “blackout period” (as such term is contemplated in the Corporation’s insider trading policy, as may be amended from time to time) imposed by the Corporation, which for greater certainty does not include a cease trade order imposed by any securities regulatory authority, the Option shall expire on the date (the “Blackout Expiration Date”) that is ten trading days following the end of the blackout period. The Blackout Expiration Date shall not be subject to the discretion of the Board.
Current Terms of the Plan
Each option granted has a maximum term of 10 years and is exercisable on terms determined by the Board of Directors, including vesting and restrictions on sale or other disposition of Common Shares acquired upon exercise of an option. The Board of Directors establishes the exercise price for options when issued, which in all cases cannot be less than the closing price of Stantec’s Common Shares on the Toronto Stock Exchange (“TSX”) on the trading day immediately preceding the date of the grant..

Any Common Shares subject to an option which is for whatever reason cancelled or terminated without having been exercised, are again available for grant under the plan.
The maximum number of Common Shares which may be reserved for issuance to insiders under the plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to insiders under any other share compensation arrangement. In addition, the maximum number of Common Shares which may be issued to insiders under the plan within a one year period is 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued under the plan or any other share compensation arrangement over the preceding one year period. The maximum number of Common Shares which may be issued to any one insider under the plan within a one year period is 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued to the insider in question under the plan or any other share compensation arrangement over the preceding one year period. However, any entitlement to acquire Common Shares granted pursuant to the plan or any other share compensation arrangement prior to the optionholder becoming an insider shall be excluded for the purposes of the limits set out above.
In addition, the maximum number of Common Shares which may be reserved for issuance to any one person is 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as compensation or incentive mechanism.
Should the number of issued and outstanding Stantec Common Shares change due to a stock dividend, split, consolidation, or other corporate change, the Board of Directors would, with the approval of the relevant stock exchange, make an appropriate adjustment to the terms of previously issued options.
If an optionholder ceases to be eligible for the plan for any reason other than death, each option held by that person ceases to be exercisable 30 days after that person becomes ineligible and any option or portion of an option not vested by the date of becoming ineligible cannot be exercised under any circumstances. These provisions apply regardless of whether the person is dismissed with or without cause.
Options are only assignable when an optionholder dies and only by will or by the laws of descent and distribution. Following death of an optionholder, his or her legal representative may exercise the options within six months after the date of death, but only to the extent that the options were by their terms exercisable on the date of death.
The Board of Directors may amend, suspend or terminate the plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval. With the consent of affected optionholders, the Board of Directors may amend or modify any outstanding option in any manner to the extent that the Board of Directors would have the authority to initially grant such award, including, without limitation, to change the date or dates as of which an option becomes exercisable, subject to the prior approval of the relevant stock exchange. The Board of Directors also has the authority to adopt, amend and rescind administrative guidelines and other rules and regulations relating to the plan.

Shares Reserved and Options Granted
The following shows shares reserved and options granted, exercised and available for grant:

				Options
	Plan	Options	Options	Available for
	Maximum	Outstanding	Exercised	Future Grant
Balance as of March 15, 2007	4,514,126	1,388,724	503,170	2,622,232
Percentage of Common Shares outstanding as of March 15, 2007	9.91%	3.05%	1.10%	5.76%

Resolution and Recommendation
The Board of Directors recommends that shareholders vote FOR the proposed changes so that certain amendments can be made to the Plan without shareholder approval and to allow that in the event that the term of an option expires within or within three trading days following the end of a “blackout period” imposed by Stantec, the option shall expire on the date that is ten trading days following the end of the blackout period.
The resolutions attached as Schedule “B” to this Circular confirms the amendments described above. In order to be passed, these resolutions require the support of a majority of the votes cast at the meeting either in person or by proxy.
The Stantec management representatives intend to vote for this resolution, other than in respect of shares held by shareholders who specify in their proxies that their shares are to be voted against the resolution.
4.	US Employee Share Purchase Plan
Background
At the meeting, shareholders will be asked to vote on a resolution approving a new US Employee Share Purchase Plan (the “ESPP”). In this section, references to “Stantec” include Stantec’s subsidiaries and affiliates. A copy of the ESPP has been attached as Schedule “D” to this Management Information Circular. The purpose of the ESPP is to promote the interests of Stantec by aiding us in attracting and retaining US employees who we expect will contribute to our growth and financial performance for the benefit of our shareholders. We have had a similar plan in place for Canadian employees since March 30, 1994.
Under the ESPP, employees will authorize payroll deductions to be made for the purchase of Stantec common shares. Stantec will make certain matching cash contributions as further described below and Computershare Shareholder Services, Inc. (the “Plan Administrator”) will, under the terms of the ESPP, make purchase of Stantec Common Shares on the New York Stock Exchange (the “NYSE”) or the TSX at market prices. No Stantec Common Shares will be issued from treasury under the ESPP and as a result the TSX does not consider the ESPP to be a “security based compensation arrangement” and does not require shareholder approval of the ESPP. However, as under the ESPP the employees have no choice to receive the cash contribution rather than have it paid to the Plan Administrator, the NYSE considers the ESPP to be an “equity compensation plan” and requires shareholder approval of the ESPP.

The following is a summary of the material terms of the ESPP and is qualified in its entirety by reference to the ESPP attached as Schedule “D.”
Summary of ESPP
Participation
All US employees (the “Participants”) who work 20 hours of more per week will be eligible to participate in the ESPP. A Participant’s right to participate in the ESPP is non-transferable. At the date of this Management Information Circular, approximately 2,200 people would be eligible to be Participants under the ESPP.
Participant Payroll Deductions
Participants may begin payroll deductions to purchase Stantec Common Shares on the first pay date in the month following hire or on the first pay date following hire date if their hire date is coincident with the first of the month. Payroll deductions will be made on a bi-weekly basis. Employees may elect payroll deductions from 1% up to 20% bi-weekly.
Employer Matching Contribution
Stantec will make a bi-weekly matching cash contribution equal to 50% of the Participant payroll deductions capped at a maximum of 2% of the Participant’s eligible compensation. Stantec will begin making matching contributions upon commencement of Participant payroll deductions. The employee must contribute a minimum of 2% of eligible compensation to be eligible to receive the company maximum matching contribution of 1%.
Common Share Purchase
The Plan Administrator will make purchases of Stantec Common Shares, at then market prices, for Participants with the payroll deductions on a monthly basis. Stantec or the Plan Administrator may hold funds temporarily, until Stantec Common Shares are available for purchase in the market.
An employee may sell any Stantec Common Shares purchased under the ESPP at any time and will pay all relevant commissions and expenses incurred with regard to the sale.
Duration, Termination and Amendment
The ESPP may be terminated or amended at any time by the Board of Directors of Stantec Inc. A Participant may withdraw at any time and all of a Participant’s rights under the ESPP will terminate when he or she ceases to be an eligible Participant due to retirement, resignation, death, termination or otherwise failing to continue to meet the eligibility requirements. A notice of withdrawal will be deemed to have been received from a Participant on the day of his or her final payroll deduction. If a legal process interrupts a Participant’s payroll deductions, a withdrawal notice will be deemed as having been received on the day the interruption occurs.
Resolution and Recommendation
The Board of Directors recommends that shareholders vote FOR the approval of the ESPP.

The resolution attached as Schedule “C” to this Circular confirms the approval of the ESPP. In order to be passed, this resolution requires the support of a majority of the votes cast at the meeting either in person or by proxy.
The Stantec management representatives intend to vote for this resolution, other than in respect of shares held by shareholders who specify in their proxies that their shares are to be voted against the resolution.
5.	Other Business
Stantec does not know of any other matter that will come before the meeting other than the matters disclosed in the notice of meeting.

INFORMATION REGARDING STANTEC
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
To Stantec’s knowledge, none of Stantec’s directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise in any matter to be acted upon at the meeting other than the election of directors.
CURRENCY
All currency in this Management Information Circular is in Canadian dollars, except where otherwise indicated.
VOTING SHARES AND THEIR PRINCIPAL HOLDERS
As of the record date (March 15, 2007), Stantec has 45,559,413 Common Shares issued and outstanding. Each holder of Common Shares on the record date will be entitled to one vote on all matters proposed to come before the meeting for each Common Share held.
To the knowledge of Stantec’s directors and officers, no person beneficially owns, directly or indirectly, or controls or directs more than 10% of Stantec’s outstanding Common Shares.
NORMAL COURSE ISSUER BID
On May 30, 2006, Stantec announced its intention to make a normal course issuer bid starting June 1, 2006 and expiring May 31, 2007. During this period, Stantec may acquire up to 2,258,754 Common Shares, being approximately 5% of the issued and outstanding Common Shares at the time of the issuer bid’s announcement.
Stantec believes that, at certain times, the market price of its Common Shares may not adequately reflect the value of its business and its future business prospects. As a result, Stantec believes that its outstanding Common Shares may, at such times, represent an attractive investment and an appropriate and desirable use of its available funds. Stantec will purchase its Common Shares for cancellation.
Purchases will be effected through the TSX’s facilities, in accordance with its by-laws, rules, and policies. Stantec will pay the market price for any Common Shares it acquires.
You may contact Stantec at: 200 - 10160 - 112 Street, Edmonton AB T5K 2L6 to obtain a copy of Stantec’s Notice of Intention to Make a Normal Course Issuer Bid that was filed with the TSX. The Notice of Intention to Make a Normal Course Issuer Bid is also available on SEDAR at www.sedar.com.
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES
Stantec’s Board of Directors believes in the importance of sound corporate governance practices. Stantec’s practices are described in Schedule “A” to this circular.
Canadian corporate governance practice standards continue to be reviewed and modified. At present, the guidelines set out in National Policy 58-201 are the benchmark to which we adhere. As a NYSE listed company, we also closely follow the corporate governance standards set out in the NYSE Listed Company Manual. Please see Schedule “A” for a summary of where our corporate governance practices differ significantly from the NYSE standards. Stantec continues to monitor and adapt as corporate governance standards evolve.
Board of Directors’ Meetings
There were seven Board of Directors’ meetings and one strategic planning session in 2006. The Board of Directors has met twice in 2007 and five additional meetings are scheduled. The agenda for these scheduled Board of Directors’ meetings, and whether additional meetings are necessary, will depend on the state of Stantec’s affairs, including any opportunities or problems facing Stantec.
It is Stantec’s current practice to hold at least one Board of Directors’ meeting each year at a location other than the head office. Management feels that Stantec benefits from giving directors broad exposure to Stantec’s business and operations. At these meetings, directors are given the opportunity to meet with senior management in different regions. Last year, Board of Directors’ meetings were held in Edmonton, Alberta and Vancouver, British Columbia.
Committees of the Board of Directors
In 2006, there were two committees of the Board of Directors: (1) the Audit Committee and (2) the Corporate Governance and Compensation Committee.
Audit Committee

The Audit Committee members are all independent directors. The committee members are William D. Grace, Chairman, Robert R. Mesel, and Ivor M. Ruste (as of Feb. 21, 2007). E. John (Jack) Finn was a member of the Audit Committee throughout 2006 and will continue to be an Audit Committee member until the Annual General and Special Meeting on May 3, 2007. In summary, the committee monitors, evaluates, approves and makes recommendations on matters affecting Stantec’s external audit, financial reporting and accounting control policies.
The Audit Committee met five times in 2006. In addition to formal meetings, the members of the Audit Committee meet informally as required, either in person or by telephone. The Chairman of the Audit Committee provides regular reports at Stantec’s Board of Directors’ meetings.
Additional information regarding the Audit Committee and its members and the text of the Audit Committee Terms of Reference may be found in Stantec’s Annual Information Form dated March 30, 2007, filed on SEDAR at www.sedar.com.
Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee members are all independent directors. The committee members are Robert J. Bradshaw, Chairman, William D. Grace and Susan E. Hartman.

This committee makes recommendations to the Board of Directors on:

     Corporate Governance Matters
•	developments in the area of corporate governance generally;

•	composition and size of the Board of Directors;

•	appropriate candidates for nomination to the Board of Directors;

•	providing an orientation and education program for new directors;

•	evaluating the performance of the Board of Directors, any committees, and individual directors;

•	considering and approving any requests by an individual director to engage outside experts at Stantec’s expense.
     Compensation Matters
•	compensation policies reflecting the rationale for each element of executive pay, including the link between compensation and performance and the level of competitiveness of the total compensation package;

•	administration of Stantec’s Employee Share Option Plan;

•	executive management compensation, including bonuses, stock options, pensions, and benefits;

•	compensation for the Chief Executive Officer;

•	senior management performance reviews;

•	Stantec’s succession plans for executive management positions.
The Corporate Governance and Compensation Committee met three times in 2006. The Chairman of the Corporate Governance and Compensation Committee provides regular reports at Stantec’s Board of Directors’ meetings.
ELECTION OF DIRECTORS
Eight directors will be elected at the Meeting. The management representatives named in the form of proxy intend to vote for the nominees listed below. All of the listed nominees are currently directors. Stantec management believes that each of the listed nominees will be able to serve as a director. If for any reason before the meeting, a nominee is unable to serve as a director, the persons named in the form of proxy have the discretion to vote for another nominee at the meeting. Each elected director will hold office until the next annual general meeting or until a successor is duly elected or appointed.
The members of Stantec’s Audit Committee and Corporate Governance and Compensation Committee are indicated below. The following biographies also indicate the number of Stantec Common Shares currently beneficially owned, directly or indirectly, or controlled or directed by the nominees.

The number of Common Shares and Deferred Share Units held by each of the directors as described below is at March 15, 2007. The value of the Common Shares and Deferred Share Units described for each of the directors is calculated based upon the closing price of Stantec’s common shares on March 15, 2007.
E. John (Jack) Finn will be stepping down from the Board of Directors at the Annual General Meeting. The Board of Directors wishes to thank Jack for his almost twelve years of dedicated service.
Ronald Triffo - Chairman of the Board of Directors, Stantec Inc.
Edmonton, AB - Canada
Age: 67

Ronald Triffo has been associated with Stantec since 1977. He was appointed President in 1983, President and CEO in 1988 and Chairman of the Board of Directors in 1998. Mr. Triffo holds a BSc. in Civil Engineering from the University of Manitoba and a MSc. in Engineering from the University of Illinois. He is currently a director of TELUS Corporation as well as the Chairman of the Alberta Ingenuity Fund. Mr. Triffo is the immediate Past Chair of Alberta Treasury Branches (ATB Financial) and a past Chair of the Alberta Economic Development Authority. He also serves on the Board of Alberta’s Promise, the Advisory Council of the Faculty of Medicine and Dentistry at the University of Alberta, and the Board of Governors of Junior Achievement of Northern Alberta. Mr. Triffo is a Past President of the Consulting Engineers of Alberta and the Association of Consulting Engineers of Canada and has received several provincial and national awards for his extensive contributions to the engineering profession, community and business.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2006 Attendance
August 12, 1985	Yes	1,043,775	0	800	Board Meetings	7 of 7
		Value: $33,484,302		Value: $25,664

Robert J. Bradshaw - Chairman, Contor Industries Limited
Toronto, ON - Canada
Age: 59

Robert J. Bradshaw has been a member of Stantec’s Board of Directors since 1993. He is a professional engineer with a diverse background in the manufacturing, oil, consulting engineering, and nuclear industries, as well as in power generation and government service. Mr. Bradshaw is currently Chairman of Contor Industries Limited, which acquires mature manufacturing companies requiring significant turn-around activities. The business of the Contor companies ranges from nuclear and aerospace to hydro electric; gold mining; food processing; aircraft leasing and waste disposal. Mr. Bradshaw is a director of Configuresoft, Inc.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2006 Attendance
December 14, 1993	Yes	110,000	0	12,000	Board Meetings	7 of 7
		Value: $3,528,800		Value: $384,960
					Corporate Governance & Compensation Committee	3 of 3

Anthony (Tony) P. Franceschini - President & CEO, Stantec Inc.
Edmonton, AB - Canada
Age: 56

Anthony P. Franceschini has been with Stantec since 1978, where he has provided consulting services, management, and leadership, becoming Chief Executive Officer in 1998. He has served as a director of Stantec since the Company became publicly traded in March 1994. He also serves as a director of Esterline Technologies Corporation, a leading manufacturer in the aerospace/defence markets and is a director of privately held CCI Thermal Technologies Inc., an Edmonton-based manufacturer of industrial heating products and custom-engineered process heating equipment.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2006 Attendance
February 3, 1994	No	370,502	300,000	Not eligible	Board Meetings	7 of 7
		Value: $11,885,704

William D. Grace — Corporate Director
Edmonton, AB — Canada
Age: 71

William D. Grace has been a member of Stantec’s Board of Directors since 1994. Mr. Grace is a graduate of the University of Alberta and a Fellow Chartered Accountant (FCA). During his business career, he served as the Chief Financial Officer with several Alberta corporations. From 1988 to 1994, he was a managing partner in the Edmonton office Price Waterhouse. Mr. Grace is the recipient of several awards including the Alberta Achievement Award from the Province of Alberta, the Lifetime Achievement Award from the Alberta Institute of Chartered Accountants and the University of Alberta Alumni Award of Excellence. He currently holds a number of corporate directorships in addition to Stantec, including the Forzani Group Ltd., Melcor Developments Ltd., BioMS Medical Corp Millar Western Forest Products Ltd. and a number of private companies. He is also the independent Chairman of the Edmonton Pipe Industry Pension Trust and Health & Welfare Funds, a director of the Mutual Dealers Association of Canada, and a public council member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Grace is a Past President of both the Alberta and Canadian Institute of Chartered Accountants, and has been active over the past years in numerous community and professional organizations.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2006 Attendance
April 29, 1994	Yes	26,000	0	12,000	Board Meetings	6 of 7
		Value: $834,080		Value: $384,960
					Audit Committee	5 of 5
					Corporate Governance & Compensation Committee	3 of 3

Susan E. Hartman — President and Owner, The Hartman Group
Rochester, NY — USA
Age: 56

Susan E. Hartman has been a member of Stantec’s Board of Directors since 2004. Ms. Hartman holds a BSc. degree in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993 she started her own management consulting firm, The Hartman Group. Ms. Hartman continues as President and owner of The Hartman Group, leading the company’s consulting services in the area of strategic and operational planning, overall business assessment, process optimization, and project management. She currently serves as a board member on QED Technologies, Inc. and The SCORE Foundation.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2006 Attendance
November 4, 2004	Yes	2,350	0	8,000	Board Meetings	7 of 7
		Value: $75,388		Value: $256,640
					Corporate Governance & Compensation Committee	3 of 3

Aram H. Keith – Vice-Chairman of the Board of Directors, Stantec Inc.
Irvine, CA – USA
Age: 62

Aram H. Keith co-founded The Keith Companies, Inc. in March 1983 and served as its Chief Executive Officer and Chairman of the Board of Directors until its acquisition by Stantec in 2005. During that time, the firm grew to have 17 offices and over 850 employees. Under his leadership, The Keith Companies won many major awards for its outstanding projects. Mr. Keith has been a licensed civil engineer since 1972. He received a Bachelor of Science degree in civil engineering from California State University at Fresno and was recently named Alumni of the Year. Mr. Keith was named an Entrepreneur of the Year by Ernst & Young and his firm was named one of the Top 10 Large Firms to Work For by Civil Engineering News in 2005. Mr. Keith has served his church in many capacities throughout the years and currently sits on its Board of Trustees. He has also been involved in groups like the Boy Scouts, the Boys and Girls Clubs, the Special Olympics, City of Hope, and Concordia University.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2006 Attendance
November 3, 2005	No	414,162	0	Not eligible	Board Meetings	7 of 7
		Value: $13,286,317

Robert R. Mesel – Corporate Director
Kiawah Island, SC – USA
Age: 71

Robert R. Mesel has been a member of Stantec’s Board of Directors since 2004. Mr. Mesel is an experienced business professional with expertise in business development, administration, accounting, and finance. Prior to his retirement in 1998, Mr. Mesel was a director and/or trustee for many prestigious organizations, including the Financial Executive Institute (Northeast Ohio Chapter), Ohio Council for Economic Education, Greater Cleveland Salvation Army, and Canisius College. Mr. Mesel completed his bachelor of business administration in accounting at Canisius College, his masters of business administration at State University of New York at Buffalo, and the advanced management program at Harvard Business School. He is also the past President of BP Chemicals Inc. and Chase Brass & Copper Company.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2006 Attendance
November 4, 2004	Yes	5,000	0	8,000	Board Meetings	6 of 7
		Value: $160,400		Value: $256,640
					Audit Committee	5 of 5

Ivor M. Ruste – Vice President, Finance, EnCana Corporation
Calgary, AB – Canada
Age: 51

Ivor Ruste joined the Board of Stantec in February of 2007. Mr. Ruste is currently Vice President, Finance for EnCana Corporation (an unconventional natural gas and integrated oilsands company) headquartered in Calgary. He has a B Com (with distinction) from the University of Alberta and is a Fellow Chartered Accountant (FCA). From 1998 to 2006, he was the Managing Partner of the Edmonton office of KPMG LLP (an accounting firm) and just prior to joining EnCana in May 2006, was the Alberta Regional Managing Partner and Vice Chair of the KPMG Canada Board of Directors. Mr. Ruste currently serves on the Board of Governors for the University of Alberta and is Chair of the Audit Committee as well as a member of the Human Resources and Compensation Committee. Mr. Ruste has been active over the past 25 years in numerous other business, community and professional activities.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2006 Attendance
February 21, 2007	Yes	500	0	800	Board Meetings	0 of 0
		Value: $16,040		Value: $25,664

With the exception of Aram H. Keith who, prior to September 15, 2005, was the Chief Executive Officer and Chairman of the Board of The Keith Companies, Inc., and Ivor M. Ruste who, prior to March 1, 2006, was a Managing Partner of the Edmonton office of KPMG LLP, each of the directors of Stantec has been engaged for more than five years in their present principal occupation or in other capacities with the company or organization (or a predecessor thereof) in which they currently hold their principal occupation.
William Grace was a director of WavePOINT Systems Inc. from December 2000 until March 2002. On May 29, 2002, WavePOINT Systems Inc. made an assignment pursuant to the Bankruptcy and Insolvency Act (Canada) and a trustee in bankruptcy was appointed.

COMPENSATION OF DIRECTORS
Prior to January 1, 2007, Mr. Triffo, the Chairman of the Board of Directors, received $150,000 per year as a director fee retainer pursuant to an agreement with Stantec. He was not paid any additional amounts for attending Board of Directors’ committees, chairing Board of Directors’ meetings, or attending meetings or events in support of the company.
Effective January 1, 2007, Mr. Triffo’s retainer will be $75,000 per year as a director fee retainer pursuant to an agreement with Stantec. Also effective January 1, 2007, Mr. Triffo is entitled to participate in the Deferred Share Unit program and is also entitled to the same meeting fees as other Directors. This agreement with Mr. Triffo will end when he ceases to be the Chairman of the Board of Directors.
Mr. Keith, Vice-Chairman of the Board of Directors, receives US$125,000 per year as a director fee retainer pursuant to an agreement with Stantec. He is not paid any additional amounts for attending Board of Directors’ committees or attending meetings or events in support of the company. This agreement with Mr. Keith was scheduled to end on September 29, 2006, whereupon his director compensation would revert to the compensation paid, from time to time, to independent members of the Stantec Board of Directors, pursuant to an agreement with Stantec. The Board of Directors has extended the agreement until December 31, 2007. As of January 1, 2008, Mr. Keith will receive the same compensation as other directors.
The President and CEO, Mr. Franceschini, is not compensated for acting as a director.
The remaining directors are paid according to Stantec’s director compensation program which is intended to:
1.	encourage the directors to hold a continuing equity interest in Stantec;

2.	align the interests of directors with the interests of shareholders; and

3.	attract and retain qualified Canadian and US directors.
The director compensation program includes deferred share units (DSUs) each of which has the same value as one Stantec Common Share. However, DSUs carry no voting rights, and cannot be transferred and carry no right to be exchanged into Stantec common shares. DSUs cannot be exercised until death or retirement of a director, upon which, the value of a director’s DSUs are paid in cash. Each DSU will be valued at the Stantec Common Share market price on the last trading day of the month of the death or retirement of the director. DSUs are granted on the last day of the previous quarter and once granted, the number of DSUs will not be adjusted even if the director dies or retires in the quarter to which a grant of DSUs relates. The number of DSUs held by directors and the number of DSUs to which directors are entitled will be appropriately adjusted for any change in Stantec’s outstanding Common Shares that occurs by reason of any stock split, consolidation, or other corporate change.
The directors, other than Mr. Franceschini, and Mr. Keith, receive:
•	3,200 DSUs a year (800 per quarter);

•	an additional $1,500 per quarter if they chair the Board of Directors Corporate Governance and Compensation Committee;

•	an additional $3,000 per quarter if they chair the Board of Directors Audit Committee; and

•	$1,800 for every Board of Directors’ meeting or Board of Directors’ committee meeting they attend.

Neilson A. Bertholf retired from the Board of Directors on September 1, 2005. As a result of his retirement, he was paid the amount of $158,633 which was the value of the DSUs he had earned as a member of the Board of Directors. According to Stantec’s DSU Policy, DSUs are earned annually but not paid until retirement of the board member.
The total amount paid to the Directors of Stantec for the year ended December 31, 2006, was as follows:

CASH COMPENSATION								DSU
								COMPENSATION

		Audit		Corp. Gov.	Corp. Gov &
	Board	Committee		& Comp.	Comp.	Conference
	Meetings	Meetings	Audit Chair	Committee	Chair	Call	Total YTD
								# of	Value at
	$1,800/	$1,800/	$3,000/qtr	$1,800/		$1,800/		DSUs	Date of
Directors	Meeting	Meeting	as of Jan/06	Meeting	$1,500/qtr	Meeting			Issue

Triffo, Ronald[1]	Nil	Nil	Nil	Nil	Nil	Nil	$150,000	Nil	Nil

Franceschini, Anthony P.[1]	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Keith. Aram H.[1]	Nil	Nil	Nil	Nil	Nil	Nil	$143,560 [2]	Nil	Nil

Bertholf, Neilson A.[3]	$1,800	Nil	Nil	Nil	Nil	Nil	$1,800	Nil	Nil

Bradshaw, Robert J.	$7,200	Nil	Nil	$3,600	$6,000	$5,400	$22,200	3,200	$66,512

Finn, E. John (Jack)	$7,200	$5,400	Nil	Nil	Nil	$7,200	$19,800	3,200	$66,512

Grace, William D.	$7,200	$5,400	$10,500	$3,600	Nil	$9,000	$35,700	3,200	$66,512

Hartman, Susan E.	$7,200	Nil	Nil	$3,600	Nil	$5,400	$16,200	3,200	$66,512

Mesel, Robert R.	$7,200	$5,400	Nil	Nil	Nil	$5,400	$18,000	3,200	$66,512

Totals	$37,800	$16,200	$10,500	$10,800	$6,000	$32,400	$407,260	16,000	$332,560

[1]	Mr. Triffo was paid compensation of $150,000 per year as a director fee retainer pursuant to an agreement with Stantec. This agreement has been amended as of January 1, 2007 to $75,000 per year. He is also entitled to participate in the DSU program and is entitled to the same meeting fees as other Directors. Likewise Mr. Keith is paid $126,574 pursuant to an agreement with Stantec. Mr. Franceschini is not compensated for acting as a director.
[2]	Mr. Keith was paid $126,574 in US dollars.
[3]	Mr. Bertholf received payment in January of 2006 for attending the November 3, 2005 Board of Directors’ Meeting.
AGE AND TERM LIMITS
The Board of Directors does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board of Directors, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into Stantec and its operations and, therefore, provide an increasing contribution to the Board of Directors as a whole.

As an alternative to term limits, the Corporate Governance and Compensation Committee, in consultation with the Chairman of the Board and Stantec’s CEO, review each director’s continuation on the Board of Directors as least every three years. This will also allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board of Directors.
It is the sense of the Board of Directors that an age limit of 72 would be appropriate at the present time. However, this matter will be reviewed from time to time by the Corporate Governance and Compensation Committee and the Board of Directors.
Upon retirement or resignation from the Board of Directors, a director is not entitled to, nor does the director receive, any form of retirement compensation. The only payment received by a director upon retirement or a resignation is the earned value of the director’s DSUs.
EXECUTIVE COMPENSATION
Summary Compensation Table
The following table summarizes the compensation for Stantec’s Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers, collectively, the “Named Executive Officers” of Stantec.

				Long-Term
Name and Principal	Year	Annual Compensation		Compensation	All Other
Position				Awards	Compensation
		Salary	Bonus[1]	Securities
				under Options[2]

A.P. FRANCESCHINI	2006	$375,005	$1,722,106	nil	$7,500[3]
President & CEO	2005	$375,004	$1,161,425	nil	$7,730[3]
	2004	$375,004	$844,350	nil	$9,000[3]

E. C. NIELSEN (US $)	2006	$378,145	$240,000	10,000	$8,800[3]
Senior Vice President,	2005	$99,448	$200,000	nil	$4,500[3]
US West	2004	—	—	nil	—

D.W. WILSON	2006	$249,307	$350,000	10,000	$12,465[3]
Vice President & CFO	2005	$232,828	$300,000	nil	$11,8834
	2004	$224,030	$250,000	5,000	$69,4395

M.E. JACKSON	2006	$249,109	$350,000	10,000	$36,0216
Senior Vice President	2005	$226,336	$300,000	nil	$10,305[3]
	2004	$218,460	$250,000	5,000	$5,869[3]

V. DIMANNO	2006	$223,210	$350,000	10,000	$8,5657
Senior Vice President,	2005	$177,991	$200,000	nil	$6,590[3]
Canada	2004	$172,696	$140,000	4,000	$4,954[3]

[1]	Represents bonuses earned and calculated in respect of the indicated financial year.

[2]	Options for Common Shares of Stantec. See below for further information regarding option grants and exercises during the most recently completed financial year.
[3]	Represents a payment to the executive officer’s registered retirement savings/employee share purchase plan.
4.	Represents a payment to Mr. Wilson’s registered retirement savings/employee share purchase plan ($10,533) and a service award ($1,350).
5.	Represents a payment to Mr. Wilson’s registered retirement savings/employee share purchase plan ($5,980) and a payout of vacation time that Mr. Wilson had accrued but not taken during his time at Stantec ($63,459).
[6]	Represents a payment to Mr. Jackson’s registered retirement savings/employee share purchase plan ($12,456) and a payout of vacation time that Mr. Jackson had accrued but not taken during his time at Stantec ($23,565).
[7]	Represents a payment to Mr. DiManno’s registered retirement savings/employee share purchase plan ($6,765) and a service award ($1,800).
CEO Compensation

Compensation	Value

Base salary	$375,005

Bonus	$1,722,106

ESP/RRSP	$7,500

Share options granted in 2006 fiscal year	0

Total compensation	$2,104,611

Mr. Franceschini receives no other forms of compensation other than those items and amounts listed in the preceding chart.
Option Grants During the Most Recently Completed Financial Year

				Market Value
				of
				Securities
		% of Total		Underlying
	Securities	Options Granted	Exercise or Base	Options on the
	under	to Employees in	Price ($/Common	Date of Grant
Name	Options[1]	Financial Year	Share)	($/Security)	Expiration Date
A.P. Franceschini	Nil	0.00%	N/A	N/A	N/A
E. C. Nielsen	10,000[2]	2.12%	$20.37	$20.37	August 18, 2013
D.W. Wilson	10,000[3]	2.12%	$20.37	$20.37	August 18, 2013
M.E. Jackson	10,000[4]	2.12%	$20.37	$20.37	August 18, 2013
V. DiManno	10,000[5]	2.12%	$20.37	$20.37	August 18, 2013

[1]	Options granted under Stantec’s Employee Share Option Plan to purchase common shares of Stantec.
[2]	3,333 options are exercisable on August 18, 2007, 3,333 options are exercisable on August 18, 2008, and 3,334 options are exercisable on August 18, 2009.
[3]	3,333 options are exercisable on August 18, 2007, 3,333 options are exercisable on August 18, 2008, and 3,334 options are exercisable on August 18, 2009.
[4]	3,333 options are exercisable on August 18, 2007, 3,333 options are exercisable on August 18, 2008, and 3,334 options are exercisable on August 18, 2009.
[5]	3,333 options are exercisable on August 18, 2007, 3,333 options are exercisable on August 18, 2008, and 3,334 options are exercisable on August 18, 2009.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

	Securities	Aggregate	Unexercised Options at	Value of Unexercised
Name	Acquired	Value	Financial Year End	in-the-Money Options
	on Exercise	Realized	(#)	at Financial Year End[1]
	(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

A.P. Franceschini	104,000	$1,864,120	240,000/60,000	$3,633,600/$702,000
E. C. Nielsen	nil	Nil	0/10,000	0/$48,800
D.W. Wilson	18,000	$324,350	54,668/13,332	$1,009,284/$92,116
M.E. Jackson	nil	nil	38,668/13,332	$610,684/$92,116
V. DiManno	4,000	$75,920	30,332/12,668	$518,066/$83,484

[1]	The closing price of Stantec’s Common Shares on the TSX on December 29, 2006 was $25.25.
EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to	Weighted-average	Number of securities
	be issued upon	exercise price of	remaining available for
	exercise of	outstanding options	future issuance under equity
	outstanding options	(b)	compensation plans
	(a)		(excluding securities
reflected in column (a))
(c)
Equity compensation plans approved by security holders	1,702,784	$11.92	2,643,668[1]

[1]	This number is equal to the maximum number of Stantec options authorized to be issued under the Stantec Share Option Plan (4,514,126) less 167,674 Stantec options which have been exercised over the life of the Stantec Stock Option Plan less the 1,702,784 Stantec options outstanding as at December 31, 2006.
INDEBTEDNESS OF ANY DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
Stantec’s management is not aware of any:
(a)	indebtedness outstanding to Stantec or any of its subsidiaries by; or

(b)	guarantees, support agreements, letters of credit or other similar arrangements provided by Stantec to;
any of Stantec’s directors, executive officers, employees or former directors, executive officers or employees or of any of Stantec’s subsidiaries, at any time since the commencement of the last completed fiscal year.
EMPLOYMENT CONTRACTS
Anthony P. Franceschini
Stantec has an employment contract with Mr. Franceschini, effective January 1, 2003, which provides that Mr. Franceschini will remain Stantec’s President and CEO until December 31, 2008. The contract provides for:

(a)	an annual base salary of $375,000,

(b)	an annual bonus of 1.5% of Stantec’s annual net income before deductions for employee performance bonuses, executive bonuses and taxes, and

(c)	options for Stantec Common Shares as follows:

Number of Options	Strike Price	Vesting Date	Expiry Date
60,000	$8.05	January 3, 2004	January 3, 2010
60,000	$9.42	January 3, 2005	January 3, 2011
60,000	$10.80	January 3, 2006	January 3, 2012
60,000	$12.17	January 3, 2007	January 3, 2013
60,000	$13.55	January 3, 2008	January 3, 2013
If Mr. Franceschini’s employment is terminated without cause, he will receive a lump sum payment of $750,000.
Mr. Franceschini will also receive a $750,000 lump sum payment if he terminates his employment within six months of Stantec undergoing a change of control. A change of control, for this purpose, is defined as a situation where a person acquires more than 50% of Stantec’s Common Shares. A change of control also occurs when the nominees of a person holding at least 30% of Stantec’s Common Shares are elected as directors and comprise a majority of the Board of Directors.
In all other cases Mr. Franceschini may end his employment after giving three months’ notice.
Mr. Franceschini’s contract also restricts him from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.
Eric C. Nielsen
Stantec Consulting Inc. has an agreement with Mr. Nielsen, effective September 15, 2005 (the “Effective Date”). The agreement provides that Mr. Nielsen is entitled to a combined annual salary and discretionary bonus of not less than $450,000 (USD) for the 24 month period following the Effective Date.
If Mr. Nielsen is involuntarily or constructively, as defined in the agreement, terminated from his position with Stantec Consulting Inc. within 24 months following the Effective Date, Stantec Consulting Inc. shall pay to Mr. Nielsen 2 times the annual highest level of total cash compensation paid to Mr. Nielsen in any one of the 3 calendar years immediately prior to termination, inclusive of the year of termination. In addition, any unvested options previously granted to Mr. Nielsen will immediately vest and become exercisable as of the date of termination and remain exercisable until their respective expiration date. Under an involuntary or constructive dismissal within 24 months of the Effective Date, Mr. Nielsen is entitled to continuing health coverage for 24 months following termination at a level commensurate to the coverage provided by Stantec Consulting Inc. to Mr. Nielsen immediately prior to such termination, as well as the continuation for 24 months of all other benefits received by Mr. Nielsen immediately prior to such termination.

Donald W. Wilson
Stantec Consulting Ltd. (“Stantec Consulting”) has an employment contract with Donald W. Wilson. The contract provides Mr. Wilson with a bi-weekly salary and a discretionary annual bonus. Mr. Wilson’s bi-weekly salary was set at $10,577.25 effective January 1, 2007.
If Stantec Consulting terminates Mr. Wilson’s employment without cause, it must make a $250,000 lump sum payment to him together with a termination bonus equal to the bonus last paid to him pro rated for that portion of the year which has elapsed from the last fiscal year end to the date of termination of his employment (the “Termination Payments”). Mr. Wilson will also receive the Termination Payments if, within the two years following a change in control: (i) his salary is reduced; or (ii) his bonus is reduced to less than 50% of his last earned bonus. A change of control, for this purpose, would occur where a person acquires more than 50% of Stantec’s Common Shares or where the nominees of a person holding at least 30% of Stantec’s Common Shares are elected as directors and comprise a majority of the Board of Directors. In all other cases, Mr. Wilson may end his employment after giving Stantec Consulting three months’ notice.
Mr. Wilson’s agreement restricts him from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.
Mark E. Jackson
Stantec Consulting has an employment contract with Mr. Jackson. The contract provides Mr. Jackson with a bi-weekly salary and a discretionary annual bonus. Mr. Jackson’s bi-weekly salary was set at $9,615.75 effective January 1, 2007.
If Stantec Consulting terminates Mr. Jackson without cause, it must make a $250,000 lump sum payment to him together with a termination bonus equal to the bonus last paid to him pro rated for that portion of the year which has elapsed from the last fiscal year end to the date of termination of his employment (the “Termination Payments”). Mr. Jackson will also receive the Termination Payments if, within the two years following a change in control: (i) his salary is reduced; or (ii) his bonus is reduced to less than 50% of his last earned bonus. A change of control, for this purpose, would occur where a person acquires more than 50% of Stantec’s Common Shares or where the nominees of a person holding at least 30% of Stantec’s Common Shares are elected as directors and comprise a majority of the Board of Directors. In all other cases, Mr. Jackson may end his employment after giving Stantec Consulting three months’ notice.
Mr. Jackson’s contract also restricts him from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.
Valentino DiManno
Stantec Consulting has an employment contract with Mr. DiManno. The contract provides Mr. DiManno with a bi-weekly salary and a discretionary annual bonus. Mr. DiManno’s bi-weekly salary was set at $9,615.75 effective January 1, 2007.
If Stantec Consulting terminates Mr. DiManno without cause, Stantec shall give three (3) months notice or pay in lieu of notice. If he is terminated for cause, it will be without notice or pay in lieu of notice.

Mr. DiManno’s contract also restricts him from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.
REPORT ON EXECUTIVE COMPENSATION
Composition of Corporate Governance and Compensation Committee
As described above, the Corporate Governance and Compensation Committee is currently comprised of Robert J. Bradshaw, William D. Grace and Susan E. Hartman, none of which are officers, or former officers, of Stantec.
Compensation Philosophy
Stantec’s executive compensation program is designed to link executive compensation to corporate performance. A successful program should ensure that executives are motivated to achieve key corporate goals by appropriately rewarding them for generating outstanding business results and contributing exceptionally to Stantec’s leadership and management. Stantec feels that its compensation philosophy attracts, retains, and motivates top executives who will contribute to Stantec’s long-term success.
The base salary for each executive officer is determined by the position’s responsibility, the position’s importance to Stantec, and industry standards. Base salaries for executives other than the CEO are intended to provide a base level of compensation at the low end of the range for comparable positions. The amount of money available for executive bonuses is determined annually by the Corporate Governance and Compensation Committee and depends on Stantec’s annual income before deductions for the CEO’s bonus, employee performance bonuses, executive bonuses, and taxes. Annual bonuses for executive officers are discretionary and include a number of factors including individual performance and corporate performance. There are no set weights for each factor and factor weights may vary from year to year. In 2006, bonuses ranged from 63% to 459% of base salary for the Named Executive Officers.
Stantec also has an Employee Share Option Plan to provide long-term incentive to key employees, including executive officers. The Employee Share Option Plan is intended to
1.	align the interests of employees and shareholders;

2.	contribute to the growth of shareholder value;

3.	constantly improve operating results;

4.	retain key employees; and

5.	encourage key employees to become Stantec shareholders.
Key employees are granted options to purchase shares at the Board of Directors’ discretion with the advice of the Corporate Governance and Compensation Committee. In making its decision to award share options, the Board of Directors considers the following criteria:
•	the employee’s ability to contribute to Stantec’s long-term success;

•	the value of recognizing employees who may influence Stantec’s future success;

•	the amount and terms of any existing options which have been issued to that employee;

•	the recommendation of the CEO; and

•	such other factors as the Board of Directors feels are relevant with respect to any individual key employee.

Stantec has no Defined Benefit Corporate Pension Plans or Supplemental Pension Plans for Executives.
Compensation of the Chief Executive Officer
Mr. Franceschini’s compensation is determined according to his January 1, 2003 employment contract (see “EMPLOYMENT CONTRACTS” above). Mr. Franceschini’s compensation is comprised of a base salary, an annual incentive bonus, and share options. There are no other components to his compensation.
Because there are limited direct comparables for the CEO position, Mr. Franceschini’s base salary was negotiated based on his overall experience, responsibility, and performance. His annual incentive bonus is tied directly to corporate performance. His share options, issued according to Stantec’s Employee Share Option Plan, are a long-term incentive tied directly to the creation of shareholder value.
The Board of Directors believes that the overall CEO compensation package is appropriate as it substantially incorporates short-term financial performance (annual incentive bonuses) as well as long-term financial performance (share options).
During 2006, Mr. Franceschini’s compensation was allocated as follows (based on the terms of his employment agreement):
Base Salary: 18%
Annual Bonus: 82%
Submitted on behalf of the
Corporate Governance and Compensation Committee
Robert J. Bradshaw, Chairman
William D. Grace
Susan E. Hartman

PERFORMANCE GRAPH
The following graph compares the total shareholder return for $100 invested in Stantec Common Shares on December 31, 2000 against the total return of the S&P/TSX Composite Index over the same period.
* S&P/TSX Composite Index replaced the TSE 300 in May 2002. Data prior to May 2002 is from the TSE 300 Total Return Index and data from May 2002 is from the S&P/TSX Composite Index.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
Stantec carries a directors’ and officers’ liability insurance policy with a maximum coverage of US$45,000,000 a year and a US$500,000 per claim deductible. Under this policy, Stantec is reimbursed for paying directors and officers as required, permitted by law, or permitted by Stantec’s by-laws when claims are made against a director or officer for an alleged or actual wrong committed by him/her during the course of his/her duties to Stantec. Coverage also applies, with no deductible, to a director or officer where Stantec does not indemnify them. There are certain exclusions, including bodily injury, property damage, and for acts resulting in personal advantage to which the director or officer was not legally entitled. Some exclusions are covered under other insurance policies. The coverage is in effect from May 1, 2006 to May 1, 2007 and its total premium is US$594,000.
2007 SHAREHOLDER PROPOSALS
Shareholder proposals must be submitted no later than December 16, 2007 to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2008 annual shareholder meeting.

ADDITIONAL INFORMATION
Additional information relating to Stantec is available on SEDAR at www.sedar.com.
Any person may request and receive the following from Stantec’s Corporate Secretary:
a)	one copy of Stantec’s Annual Information Form and one copy of documentation containing information referenced by the Annual Information Form;

b)	one copy of Stantec’s comparative financial statements for the most recently completed financial year, the accompanying auditor’s report, and one copy of any interim financial statements created after the latest annual financial statements;

c)	one copy of Stantec’s most recent Management Information Circular in respect of the most recent annual shareholder meeting that involved the election of directors.
Stantec may require a non-shareholder to pay a reasonable charge for the material requested.
Financial information about Stantec’s financial year ended December 31, 2006 and comparative information for the year ended December 31, 2005, is contained in Stantec’s financial statements and MD&A, both of which can be found in Stantec’s Annual Report.
DIRECTORS’ APPROVAL
Stantec’s Board of Directors has approved the contents of this circular and the distribution of the circular to Stantec shareholders.
Jeffrey S. Lloyd
Vice President, Secretary and General Counsel
March 15, 2007

SCHEDULE “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
At Stantec we understand the importance of sound corporate governance practices. We aspire to uphold high standards of corporate governance throughout our organization. These high standards reflect not only legal and regulatory requirements of corporate governance but also existing and emerging practices. As a Canadian reporting issuer on the TSX and the New York Stock Exchange (NYSE), our corporate governance practices meet, and in some cases exceed, legal and regulatory requirements.
Board of Directors
Stantec’s Board of Directors presently includes nine members, seven of whom are unrelated to Stantec, independent of its management and free from any interest or relationship that could materially interfere with their ability to act in the best interests of Stantec or its shareholders. The seven independent directors are Ronald Triffo, Robert J. Bradshaw, E. John (Jack) Finn, William D. Grace, Susan E. Hartman, Robert R. Mesel , and Ivor. M. Ruste.
Anthony P. Franceschini, as President and CEO, is a member of management of Stantec and is therefore not an independent Board of Directors member. In addition, Aram H. Keith, while not a member of management of Stantec, is not considered to be an independent director by virtue of the fact that until September 15, 2005, he served as the CEO of The Keith Companies, Inc., a company acquired by Stantec.
The independent directors meet in executive session at least two times per year, with the two non-independent directors being excluded. The format of these meetings includes a discussion with the CEO on each occasion. For Stantec’s fiscal 2006, the independent directors met on seven separate occasions.
Ronald. Triffo is Chairman of Stantec’s Board of Directors. Mr. Triffo is an independent director. For a description of the role and responsibilities of the Chairman, please refer to the description of “Chairman” set forth below under “Position Descriptions”. In addition, we refer you to Mr. Triffo’s biography on page 20 of this Information Circular.
Additional information relating to each director standing for nomination, including other public company boards on which they serve as well as their attendance record for all Board of Directors’ and committee meetings during Stantec’s fiscal year ended 2006 can be found on pages 20 through 23 of this Information Circular.
Board of Directors’ Mandate
The Board of Directors is responsible for the stewardship of Stantec. In executing this role, the Board of Directors shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of Stantec and is responsible for implementing the Board of Directors’ strategies, goals and directions. The Board of Directors and its members shall at all times act in the best interests of Stantec and its actions shall reflect its responsibility of establishing proper business practices and appropriate ethical standards expected of Stantec.
In discharging the Board of Directors’ stewardship obligations, the following are six specific principal responsibilities of the Board of Directors:

1.	Integrity of CEO and other Executive Officers

The Board of Directors assesses the integrity of the CEO and other executive officers through regular interaction at Board of Directors’ and committee meetings and through ongoing interaction. In addition, the Board of Directors satisfies itself that the CEO and other executive officers are creating a culture of integrity throughout Stantec by reviewing annually with the CEO and executive officers what policies and procedures are in place to create a culture of integrity.

2.	Adoption of a Corporate Strategic Planning Process

It is the responsibility of the Board of Directors to ensure that Stantec has appropriate short and long-term goals and has implemented a strategic planning process. In identifying and adopting short and long-term goals and a strategic planning process, the Board of Directors shall look to the management of Stantec, and particularly the CEO, for leadership. In addition to ensuring a strategic planning process is in place, the Board of Directors should assist in the process by maintaining open communication lines with management both directly and through the CEO, providing objectivity to plans and adding its collective experienced judgement to the strategic planning process. Finally, the Board of Directors must approve Stantec’s strategies as they evolve and as they may change. In this context, the Board of Directors must be responsible for monitoring management’s success in implementing and modifying its strategies as may be required.

3.	Managing Risks and Protecting Shareholder Value

The Board of Directors shall be responsible to ensure that proper procedures are established for the protection of shareholder value. The Board of Directors is expected to adequately scrutinize material programs and approve material capital expenditures, acquisitions and divestitures.

Members of the Board of Directors are responsible for and must be expected to understand the principal risks associated with Stantec’s business. In this regard, the Board of Directors must rely upon management of Stantec to identify and monitor risks on a day-to-day basis; however, the Board of Directors must ensure that there are adequate systems in place which effectively monitor and manage the risks of the business to ensure Stantec’s long-term viability. It is acknowledged and understood that all business decisions involve balancing risks with reward and benefit, and hence any material business actions must balance the potential return against the potential damage to shareholders.

4.	Appointing, Developing and Monitoring Senior Management (Succession Planning)

The Board of Directors implements its corporate strategies and resolutions through delegation to management. In turn, management must inform and communicate properly with the Board of Directors and in accordance with the Board of Directors’ stated goals and objectives. As a result, the Board of Directors must ensure that it has retained a management of appropriate calibre, particularly in the role of the CEO. The Board of Directors must implement systems to assess the performance of its senior management, particularly that of the CEO, against objectives established by the Board of Directors. To the extent there are mechanisms which may assist the appointment, development and assessment of management, the Board of Directors should be satisfied that such systems are in place and that an orderly succession of senior management can be facilitated.

5.	Communications Policy

The Board of Directors shall ensure that Stantec has a policy in place to enable it to communicate effectively with shareholders, other stakeholders and the public generally, including the capital markets. Stantec’s communications policy must effectively relate the operations of Stantec to shareholders and should facilitate open communication with shareholders. The CEO will be directly responsible for approving the issuance of any material communications to shareholders.

6.	Internal Corporate Controls and Management Information Systems

The Board of Directors shall ensure there are control and information systems in place to ensure the effective discharge of its responsibilities hereunder and in law. In particular, the Board of Directors will ensure Stantec has (a) an audit system and internal controls which verify the integrity of the financial data and the compliance of financial information with appropriate accounting principles, (b) adequate environmental information, controls and reporting systems, and (c) systems for monitoring and evaluating the implementation of corporate strategy and material corporate decisions.
The Board of Directors at large is responsible for its approach to corporate governance issues. In considering these issues and in assessing the effectiveness of the Board of Directors and its committees and the contribution of each individual director, the Board of Directors will seek the assistance and advice of the Corporate Governance and Compensation Committee.
Position Descriptions
The Board of Directors has developed position descriptions for the Chief Executive Officer, Board of Directors’ Chairman, Vice-Chairman, the Chairman of the Corporate Governance and Compensation Committee, and the Chairman of the Audit Committee. Such position descriptions are as follows:
Chief Executive Officer Position Description
Appointment
The Board of Directors shall appoint the CEO on terms and conditions that it considers appropriate.

Reporting and Review

The CEO shall report to the Board of Directors. The Board of Directors shall review the CEO’s performance on an annual basis.

Duties and Responsibilities

The CEO shall have full responsibility for the day-to-day operation of Stantec’s business in accordance with Stantec’s strategic plan and budgets as previously approved by the Board of Directors. In discharging this responsibility, and subject always to the oversight of the Board of Directors, the CEO shall:

•	foster a corporate culture that promotes ethical practices and encourages individual integrity;

•	work with the Chairman of the Board of Directors to ensure the Board of Directors is provided with all information and access to management necessary to allow it to fulfill its statutory, governance and other obligations in a timely manner;

•	fully apprise the Board of Directors of all matters that are material to directors, and alert the Chairman in a timely manner of any material changes or events that may impact the risk profile, financial affairs or performance of Stantec;

•	together with the Chairman, develop and recommend to the Board of Directors a long-term strategy and vision for Stantec that leads to enhancement of shareholder value;

•	develop and recommend to the Board of Directors annual business plans and budgets that support Stantec’s long-term strategy;

•	consistently strive to achieve Stantec’s financial and operating goals and objectives;

•	promote continuous improvement in the quality and value of Stantec’s services;

•	seek to secure and maintain a competitive position for Stantec within its industry;

•	ensure that Stantec has an effective management team below the level of CEO and has an active plan for management development and succession;

•	implement policies and processes to ensure the integrity of Stantec’s internal controls, management information and financial reporting;

•	serve as the spokesperson for Stantec and oversee communication between Stantec and its shareholders, the investment community, media, governments and their agencies, employees and the general public.
Chairman
The prime responsibility of the Chairman of the Board of Directors is to provide leadership to the Board of Directors to enhance Board of Directors’ effectiveness. The Board of Directors has ultimate accountability for supervision of the management of Stantec. Critical to meeting this accountability is the relationship between the Board of Directors, management, shareholders and other stakeholders. The Chairman, as the presiding member, must ensure that these relationships are effective, efficient and further the best interests of Stantec.
The Chairman shall:
•	chair all meetings of the Board of Directors;

•	oversee the Board of Directors’ discharge of its duties assigned to it by law, in the constating documents of Stantec and the Corporate Governance Guidelines;

•	together with the CEO, represent Stantec to employees, shareholders and other stakeholders;

•	develop a good working relationship between the office of the Chairman, the President and CEO, and the Board of Directors to assure open communications, cooperation, interdependence, mutual trust, respect, and commonality of purpose;

•	take steps to foster the Board of Directors’ understanding of its responsibilities and boundaries with management;

•	establish procedures to govern the effective and efficient conduct of the Board of Directors’ work;

•	establish the agenda for, and preside at all meetings of the Board of Directors and annual and special meetings of shareholders;

•	oversee the distribution of information to the Board of Directors in a manageable form, sufficiently in advance of the meeting;

•	oversee the functions delegated to the committees and monitor the committees’ work to see that these functions are carried out and results are reported to the Board of Directors; and

•	carry out other duties as requested by the Board of Directors.
Vice-Chairman
The prime responsibility of the Vice-Chairman of the Board of Directors is to support the Chairman of the Board of Directors in fulfilling his duties, and acting as a spokesperson for the Company as requested by the Chairman or the President and CEO.
     The Vice-Chairman shall:
•	attend all meetings of the Board of Directors;

•	serve as a spokesperson for the Corporation as requested by the Chairman of the Board of Directors or the President and CEO;

•	carry out special assignments as requested by the Chairman;

•	participate as a vital part of the Board of Directors leadership; and

•	perform other responsibilities as assigned by the Board of Directors.
Corporate Governance and Compensation Committee Chairman
The prime responsibility of the Chairman of the Corporate Governance and Compensation Committee is to provide leadership to the Corporate Governance and Compensation Committee to ensure its effectiveness. Critical to meeting this accountability is ensuring that Stantec has in place an appropriate and effective system of corporate governance.
The Chairman of the Corporate Governance and Compensation Committee shall:
•	set the tone for the Corporate Governance and Compensation Committee work;

•	set the agenda and chair Corporate Governance and Compensation Committee meetings, and ensure distribution of meeting minutes;

•	oversee the logistics of the committee’s operations and ensure compliance with the Corporate Governance and Compensation Committee Terms of Reference;

•	report to the full Board of Directors on the Corporate Governance and Compensation Committee’s decisions and recommendations; and

•	chair the meetings of the Board of Directors in the absence of the Chairman of the Board of Directors.
Audit Committee Chairman
The prime responsibility of the Chairman of the Audit Committee is to provide leadership to the Audit Committee to enhance its effectiveness. Critical to meeting this accountability is the relationship between the Audit Committee, management, and the external auditors. The Chairman of the Audit Committee must ensure that these relationships are effective, efficient and further the best interests of Stantec.
The Chairman of the Audit Committee shall:
•	set the tone for the committee work;

•	set the agenda and chair Audit Committee meetings, and ensure distribution of meeting minutes;

•	oversee the logistics of the committee’s operations and ensure compliance with the Audit Committee Terms of Reference; and

•	report to the full Board of Directors on the Audit Committee’s decisions and recommendations.
Orientation and Continuing Education
The Board of Directors ensures that all new directors receive a comprehensive orientation so that new directors can understand the role the Board of Directors and its committees, their individual roles and expectations, and of the nature of Stantec’s business. In fact, new directors are provided with an orientation and education program that includes materials from recent Board of Directors’ and committee meetings as well as written information about their duties and obligations as directors. Meetings are scheduled with new directors and members of senior management. New directors are also provided with a comprehensive director’s orientation manual.
Each director assumes responsibility for keeping informed about the business of Stantec and developments in the industry. Management assists directors by providing them with updates on developments in various geographical areas in which Stantec is active, communication from the CEO to employees, and such other information management considers of interest to the Board of Directors.
In conjunction with Board of Directors’ meetings, directors regularly take part in tours of Stantec’s offices.

Ethical Business Conduct
The Board of Directors has adopted a code of ethics (the “Code”), which is our comprehensive code of business conduct and ethics, which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. The Board of Directors, through its Corporate Governance and Compensation Committee, reviews the operation of the Code and any waivers thereof. The Code is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Corporate Governance and Compensation Committee and the Board of Directors for approval. The Code is available on our website at www.stantec.com and on SEDAR at www.sedar.com.
The Board of Directors has also adopted whistleblower procedures which allow officers and employees who feel that a violation of the Code has occurred to report this violation on a confidential and anonymous basis. The procedures allow concerns regarding accounting, internal accounting controls or auditing matters to be reported on a confidential and anonymous basis as well.
The Board of Directors believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct within Stantec. To review Stantec’s whistleblower procedures, please visit our website at www.stantec.com.
The Board of Directors believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any Board of Directors’ meeting, a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter.
Nomination of Directors
The Corporate Governance and Compensation Committee, composed entirely of “independent” directors, is responsible for identifying and recommending to the Board of Directors suitable director candidates. As part of the process, the committee considers what competencies and skills the Board of Directors, as a whole, should possess, assesses the skill sets of current Board of Directors’ members and identifies any additional skill sets deemed to be beneficial when considering Board of Directors’ candidates in light of the opportunities and risks facing Stantec. The committee may engage outside advisors to assist in identifying qualified candidates. Potential candidates are screened to ensure that they have the attributes of: integrity and accountability; ability to think strategically; financial literacy; excellent communication skills; and the ability to work effectively as a team. These skills and attributes are necessary in order to execute their duties and responsibilities. The committee also considers the positions held with other organizations and the other business and personal commitments of prospective director candidates to determine whether they would be able to fulfill their duties as Board of Directors’ members.
Compensation
The Corporate Governance and Compensation Committee annually reviews directors’ compensation to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director. Details of directors’ compensation are disclosed on pages 24 to 26 of this Information Circular. Effective with fiscal 2004, the granting of options to directors under Stantec’s Employee Share Option Plan was discontinued.
The Corporate Governance and Compensation Committee, composed entirely of “independent” directors, is responsible for annually reviewing and recommending to the full Board of Directors the compensation for the President, CEO and other senior executives. Details of executive compensation are disclosed on pages 26 to 28 of this Information Circular, and the Report on Executive Compensation, which includes a description of the process undertaken to determine “executive compensation” is found on pages 31 to 32.
The Corporate Governance and Compensation Committee has the authority to retain consulting firms to assist in carrying out the committee’s responsibilities, including determining the compensation of the President and CEO and other executives.
Assessments
The Corporate Governance and Compensation Committee is responsible to provide annually to the Board of Directors an assessment of the Board of Directors’ performance. This assessment is discussed with the full Board of Directors. This is done following the end of each fiscal year and at the same time as the report on Board of Directors’ membership criteria.
This assessment is of the Board of Directors’ contribution as a whole and specifically reviews areas in which the Board of Directors and/or the management believes a better contribution could be made. Its purpose is to increase the effectiveness of the Board of Directors, not to target individual Board of Directors’ members.
Communications Policy
Stantec is committed to providing timely, accurate, and balanced disclosure of material information about Stantec consistent with legal and regulatory requirements. Materiality is determined by the importance of an event or information in influencing an investor’s decision with respect to the purchase or sale of Stantec shares. Stantec will disclose both positive and negative information on a timely basis, except when confidentiality issues require a delay in accordance with the rules of the TSX, the NYSE and applicable securities commissions.
Stantec has established a Disclosure Committee to support the CEO and the CFO in identifying material information and determining how and when to disclose that information and to ensure that all material disclosures are made in compliance with relevant securities legislation. This is not a standing committee of the Board of Directors and is comprised of a representative group of corporate and operational leadership.
The Disclosure Committee will meet prior to the release of Stantec’s regular quarterly and annual disclosure documents. The committee also will meet as required to review and evaluate other disclosures, potential disclosures, or upon request of the CEO or CFO.
Compliance with NYSE Standards
As a foreign private issuer listed on the NYSE, Stantec is generally entitled to follow the Canadian requirements and the rules of National Instrument 58-101 and National Policy 58-201 with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. These differences are summarized below:
•	Section 303A.07(d) of the NYSE’s Listed Company Manual requires each listed company to have an internal audit function. We do not have, and Canadian law and the rules of the TSX do not require us to have, an internal audit function.

•	Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all “equity compensation plans” and material revisions.
o	The definition of “equity compensation plans” under the NYSE rules covers plans that provide for the delivery of newly issued securities, as well as plans which rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors.
•	The TSX rules require shareholder approval of security based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities.

The TSX rules require shareholder approval of these arrangements when they are first introduced, and thereafter (a) every three years in respect of all unallocated options, rights or other entitlements under an arrangement with a rolling percentage maximum, or (b) at the time and in respect of, any amendment to such arrangements (unless the amendment relates to an arrangement previously approved by shareholders and which includes specific authority for certain TSX-specified types of amendments, and the proposed amendment is of the type so specified). Stock purchase plans where no financial assistance or discount is provided by the company for the purchase of securities are not subject to the shareholder approval requirement. We comply with the rules of the TSX.

SCHEDULE “B”
EMPLOYEE SHARE OPTION PLAN RESOLUTION
WHEREAS the Board of Directors has amended Stantec’s Employment Share Option Plan to allow the Board of Directors to make certain amendments to the Plan without shareholder approval; and to issue options with, or amend outstanding options to have, a conditional expiration date in the event of a trading blackout imposed by Stantec.
AND WHEREAS shareholder approval is required to confirm such amendments.
BE IT RESOLVED THAT:
1.	Stantec’s Employee Share Option Plan (the “Plan”) be amended to:
i.	provide that the Board of Directors be allowed to make certain amendments to the Plan without shareholder approval; and

ii.	to allow that in the event that the term of an option expires within or within three trading days following the end of a “blackout period” imposed by Stantec, the option shall expire on the date that is ten trading days following the end of the blackout period;
all as described in the Management Information Circular for the May 3, 2007 annual and special shareholders meeting.

2.	any of Stantec’s officers is hereby authorized to execute and deliver, for and on Stantec’s behalf, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution.

SCHEDULE “C”
US EMPLOYEE SHARE PURCHASE PLAN RESOLUTION
WHEREAS on February 22, 2007, the Board of Directors of Stantec Inc. (the “Corporation”) resolved to establish and adopt the 2007 Employee Stock Purchase Plan (the “ESPP”) in the form annexed to the Management Information Circular in respect of the May 3, 2007 Annual and Special Meeting;
AND WHEREAS shareholder approval of the shareholders of the Corporation is required by the New York Stock Exchange to approve the ESPP for use by the Corporation and its affiliated companies;
BE IT RESOLVED THAT:
1.	the ESPP in the form annexed to the Management Information Circular in respect of the May 3, 2007 Annual and Special Meeting is hereby approved; and

2.	any officer of the Corporation or of Stantec Inc. be and is hereby authorized to execute and deliver, for and on behalf of the Corporation, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution and to do all such other acts as may be deemed necessary or desirable to carry out and give effect to the foregoing.

SCHEDULE “D”
US EMPLOYEE SHARE PURCHASE PLAN

STANTEC CONSULTING INC.
2007 EMPLOYEE STOCK PURCHASE PLAN

-i-

STANTEC CONSULTING INC.
2007 EMPLOYEE STOCK PURCHASE PLAN
ARTICLE 1
PURPOSE
The Employee Stock Purchase Plan (the “Plan”) is a program designed to foster employee stock ownership by allowing employees of Stantec Consulting Inc. and its affiliates with employees in the United States (the “Company”) to purchase the common stock of the Company’s parent, Stantec Inc., with payroll deductions. The Plan is a payroll practice of the Company and therefore is not a pension or welfare plan subject to Employee Income Retirement Security Act (ERISA). The Plan is not an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.
ARTICLE 2
ADMINISTRATION OF THE PLAN
The Plan shall be administered by a committee appointed by the Board of Directors of Stantec Consulting Inc. (the “Committee”). The Board of Directors shall determine the number of members of the Committee and, from time to time, may add or remove members from the Committee. The Committee may select one of its members as Chairperson and may hold meetings at such times and places as it may determine. Acts by a majority of the Committee, or acts approved by a majority of the Committee, shall be valid acts of the Committee.
The interpretation and construction by the Committee of any provision of the Plan shall be final. The Committee may adopt, from time to time, such rules and regulations, as it deems appropriate for carrying out the Plan. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan.
In the event the Board of Directors fails to appoint or refrains from appointing a Committee, the Board of Directors shall have the power and authority to administer the Plan. In such event, the term “Committee” wherever used herein shall be deemed to mean the Board of Directors.
The Company or its parent may engage a third party to provide stock plan administration services, including recordkeeping services, enrollment services, transaction services, reporting, internet and website services and the like. Such a third party shall be referred to as the “Program Administrator.”
ARTICLE 3
ELIGIBLE EMPLOYEES
All US employees of the Company who work a minimum of twenty hours and week and any officers of the Company who are employees are eligible to participate in the Plan.

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ARTICLE 4
SHARES TO BE PURCHASED
The stock subject to purchase under the Plan is publicly traded shares of the common stock of Stantec Inc. which will be purchased on the open market (the “Shares”).
ARTICLE 5
PAYROLL DEDUCTIONS
In order to enter the Plan, an employee who is eligible to participate must authorize payroll deductions to be made for the purchase of Shares. The definition of compensation from which payroll deductions can be authorized shall be the same as the definition of compensation, as amended from time to time, from which employees eligible to participate in the Stantec Consulting Inc. 401(k) Profit Sharing Plan may make elective deferrals (“Compensation”). Payroll deductions may be made in whole percentages of a Participant’s Compensation from 1% to 20%. A Participant may authorize increases or decreases in the amount of payroll deductions. In order to effect a change in the amount of the payroll deductions, the Company must receive notice of such change in the manner specified by the Committee and changes will take effect as soon as administratively possible. The Company or the Program Administrator may accumulate and hold payroll deductions for the Participant’s account until a stock purchase is made. No interest shall be paid on such amounts.
ARTICLE 6
ADDITIONAL COMPANY COMPENSATION TO PURCHASE SHARES
The Company will provide a Participant with an amount up to 1% of Compensation solely for the purpose of purchasing additional Shares. If a Participant elects a payroll deduction of 1% of Compensation, the amount provided by the Company will equal .5% of Compensation. If a Participant elects a payroll deduction of 2% or more of Compensation, the amount provided by the Company will equal 1% of Compensation. The Company, from time to time, may increase or decrease, or eliminate entirely, the percentage of the Compensation which the Company will make available to Participants for the purchase of additional Shares.
The amounts the Company makes available for this purpose shall be treated as additional compensation for W-2, income tax and employment tax purposes. Notwithstanding the provisions of any employee benefit plan or other program to the contrary such amounts shall not be treated as compensation for purposes of any other employee benefit plan or program and shall not constitute an entitlement or affect a Participant’s rate of pay. The amounts the Company makes available pursuant to this Article will be taxed each pay period.
The Company will pay all administrative costs associated with the implementation and operation of the Plan.

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ARTICLE 7
AUTHORIZATION FOR ENTERING THE PLAN
An eligible employee may enter the Plan by enrolling in the Plan and specifying their contribution amount in the manner authorized by the Committee. Such authorization will take effect on the first pay date in the month following the date of hire or the authorization or the first pay date following the date of hire or authorization if the hire date or authorization is coincident with the first of the month. Unless a Participant authorizes changes to his payroll deductions in accordance with Article 5 or withdraws from the Plan, their deductions under the latest authorization on file with the Company shall continue from one payment period to the succeeding payment period as long as the Plan remains in effect.
ARTICLE 8
PURCHASE OF SHARES
All Shares purchased under the Plan shall be purchased on the open market by a broker designated, from time to time, by the Committee, at market prices. Participants shall not be entitled to have Shares purchased for their account at any discount to the market price. On a monthly basis, as soon as practicable following the month end, the Company shall remit the total of payroll deductions and additional Company compensation under Article 6 to the broker for the purchase of Shares. The broker will then execute the purchase order and the Program Administrator shall allocate whole Shares (or a value equal to a fraction thereof) to each Participant’s individual recordkeeping account. In the event the purchase of Shares takes place over a number of days and at different prices, then each Participant’s allocation shall be adjusted on the basis of the average price per Share over such period as directed by the Committee.
ARTICLE 9
ISSUANCE OF SHARES
The Shares purchased under the Plan shall be held by the Program Administrator or its nominee. Participants shall receive periodic statements that will evidence all activity in the accounts that have been established on their behalf. Such statements will be issued by the Program Administrator or its nominee. In the event a Participant wishes to hold certificates in their own name, the Participant must instruct the Program Administrator or its nominee independently and bear the costs associated with the issuance of such certificates and pay, if required, any fee for each certificate so issued. Certificates for fractional Shares will not be issued. The value of a fractional Shares shall be reflected in individual Participants’ accounts. The value of a fractional Share reflected in a Participant’s account will be liquidated on a cash basis only in lieu of the issuance of certificates for such fractional Shares upon the Participant’s withdrawal.

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ARTICLE 10
AUTOMATIC DIVIDEND REINVESTMENT
Any dividends paid to Participants for Shares purchased under the Plan and held by the Plan Administrator shall be automatically reinvested in the Shares.
ARTICLE 11
SALE OF SHARES PURCHASED UNDER THE PLAN
Each Participant may at any time direct the Plan Administrator to sell all of any portion of the Shares acquired under the Plan and held by the Program Administrator by notifying the Program Administrator, who will direct the broker to execute the sale on behalf of the Participant. The Participant shall pay the broker’s commission and any other expenses incurred with regard to the sale of the Shares. All such sales of the Shares will be subject to compliance with any applicable federal or state securities, tax, or other laws. Each participant assumes the risk of any fluctuations in the market price of the Shares.
The additional Company compensation to purchase Shares shall cease for a period of 12 months from the date of the sale of any Shares.
ARTICLE 12
WITHDRAWAL FROM THE PLAN
A Participant may withdraw from the Plan at any time by changing their payroll deduction to zero as described in Article 5. In order to execute a sale of all or part of the Shares purchased under the Plan and held by the Program Administrator, the Participant must contact the Program Administrator directly. If the Participant desires to withdraw from the Plan by liquidating all or part of their shareholder interest, they shall receive the proceeds from the sale thereof, minus the commission and other expenses on such sale.
ARTICLE 13
NO TRANSFER OR ASSIGNMENT
A Participant’s right to purchase Shares under the Plan through payroll deduction is theirs alone and may not be transferred or assigned to, or availed of, by any other person.
ARTICLE 14
BENEFICIARY DESIGNATION
A Participant may file with the Company a written designation in the form approved by the Committee of who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death. The Participant may change such designation of beneficiary at any time in writing using a form approved by to Committee.

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If no Beneficiary is designated, or in the event no Beneficiary or contingent Beneficiary is surviving at the time of the Participant’s death, a Participant’s Beneficiary shall be deemed to be their spouse, if living, or if there is no spouse living, the Participant’s issue, by right of representation, or if neither the Participant’s spouse nor any issue are living, the Participant’s estate. If a Participant completes a form designating more than one Beneficiary, their account will be divided equally amongst the Beneficiaries who survive the Participant, unless the Participant specifies otherwise in writing.
The Program Administrator shall deliver such Shares and/or cash to Beneficiary or if there are no living Beneficiaries to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Committee), then to such other person as the Committee may designate. Each Beneficiary shall be conclusively presumed to be legally competent until the date on which the Committee shall have received written notice in the form and manner acceptable to it that such individual is an incompetent or a minor for whom a guardian, conservator, or other persona legally vested with their care shall have been appointed. In such event, the Company, the Committee and the Program Administrator shall be discharged from any liability for any payments made to individual or their guardian, conservator or other person legally vested with their care.
ARTICLE 15
TERMINATION OF PARTICIPATION
A Participant’s right to elect payroll deductions under the Plan and to receive the additional Company compensation to purchase Shares under Article 6 will terminate when they cease to be an eligible Participant due to retirement, resignation, death, termination, or any other reason. A notice of withdrawal will be deemed to have been received from a Participant on the day of their final payroll deduction. If any legal process interrupts a Participant’s payroll deductions, a withdrawal notice will be deemed as having been received on the day the interruption occurs. The Participant will retain the right to any Shares or cash allocated to their account.
ARTICLE 16
TERMINATION AND AMENDMENT TO THE PLAN
The Company may at any time and from time to time amend the Plan in whole and in part to comply with any requirement of law or to effect the purposes for which the Plan was adopted.
The Company may discontinue or terminate the Plan at any time without any liability whatsoever for such discontinuance or termination. Upon a discontinuance or any termination of the Plan, all payroll deductions and additional Company compensation under Article 6 not used to purchase Shares will be refunded. The Participant will retain the right to any Shares allocated to their account.

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ARTICLE 17
NO RIGHT TO CONTINUED EMPLOYMENT
Neither the action of the Company in establishing the Plan, nor any action taken under or in connection with the Plan by the Company, its parent , the Board of Directors, the Committee, the Program Administrator or any other person, nor any provision of the Plan itself shall be construed so as to grant any Participant or other person the right to remain in the employ of the Company or any of its affiliates, subsidiaries or divisions, and such Participant’s employment may be terminated at any time with or without cause.
ARTICLE 18
CORPORATE TRANSACTIONS/CHANGE IN CONTROL
In the event of dissolution, merger, consolidation or reorganization of the Company, provision may be made by which the Plan will be continued by the successor; and, in that event, such successor shall be substituted for the Company under the Plan. The substitution of the successor shall constitute an assumption of the Plan terms and obligations by the successor and the successor shall have all of the powers, duties and responsibilities of the Company under the Plan.
ARTICLE 19
MISCELLANEOUS
The Plan shall be governed and construed under the laws of the State of Arizona.
The headings of this Plan are inserted for convenience of reference only and are not to be considered in construction of the provisions of the Plan.
When necessary to the meaning, either the masculine or the neuter pronoun shall be deemed to include the masculine, the feminine and the neuter, and the singular shall be deemed to include the plural, unless the context dictates otherwise.
Any action which may be taken by the Company under the Plan may be taken by any person or persons duly authorized by resolution of the Board of Directors to take such action.
Dated this                      day of                     , 2007 to be effective as of [July 6, 2007].

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COMPANY:

STANTEC CONSULTING INC.,
an Arizona corporation

By

COMMITTEE

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